Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-187606

Issuer Free Writing Prospectus, dated October 6, 2014

ATMOS ENERGY CORPORATION

4.125% Senior Notes due 2044

This Free Writing Prospectus relates only to the 4.125% Senior Notes due 2044 of Atmos Energy Corporation and should be read together with the Preliminary Prospectus Supplement dated October 6, 2014 relating to the 4.125% Senior Notes due 2044.

Issuer:	Atmos Energy Corporation

Expected Ratings (Moody’s / S&P / Fitch)*:	A2 / A- /A-

Security Description:	Senior Unsecured Notes

Principal Amount:	$500,000,000

Maturity Date:	October 15, 2044

Trade Date:	October 6, 2014

Settlement Date (T+6)**:	October 15, 2014

Interest Payment Dates:	Semi-annually in arrears on April 15 and October 15, beginning April 15, 2015

Coupon:	4.125%

Benchmark Treasury:	3.375% due May 15, 2044

Benchmark Treasury Yield:	3.106%

Spread to Benchmark Treasury:	+103 basis points

Yield to Maturity:	4.136%

Public Offering Price:	99.812% per Note

Optional Redemption Provisions:	The Notes may be redeemed, at the option of Atmos Energy Corporation, at any time in whole or from time to time in part. Prior to April 15, 2044, the redemption price will be equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed discounted, on a semi-annual basis, at the make-whole call, plus, in each case, accrued interest to the date of redemption. At any time on or after April 15, 2044, the redemption price will be equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date.

Make-Whole Call:	Make whole call at T+ 15 basis points

CUSIP/ISIN:	049560 AM7 / US049560AM78

Joint Book-Running Managers:	Credit Agricole Securities (USA) Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC BNP Paribas Securities Corp. RBS Securities Inc.

Senior Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC CIBC World Markets Corp. Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	BOSC, Inc. The Williams Capital Group, L.P.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the notes will be made to investors on or about the 6th business day following the date of this prospectus supplement (such settlement being referred to as ‘‘T+6’’). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Accordingly, purchasers who wish to trade notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

Atmos Energy Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Atmos Energy Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Agricole Securities (USA) Inc. at 1-866-807-6030, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Wells Fargo Securities, LLC at 1-800-326-5897.